Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Sirius Satellite Radio Inc. 401(k) Savings Plan of our reports (a) dated February 23, 2007, with respect to the consolidated financial statements and schedule of Sirius Satellite Radio Inc. and Subsidiaries, Sirius Satellite Radio Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Sirius Satellite Radio Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2006, and (b) dated June 26, 2007, with respect to the financial statements and schedules of the Sirius Satellite Radio Inc. 401(k) Savings Plan included in the Plan's Annual Report (Form 11-K), for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

New York, New York
February 6, 2008